Exhibit 1.02

Weight Watchers International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Weight Watchers International, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “3TG minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations contract to manufacture products for which 3TG minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which 3TG minerals are necessary to the functionality or production of such products; (ii) that were contracted to be manufactured by the Company; (iii) for which the manufacture was completed during calendar year 2013; and (iv) for which the Company was unable to determine the country of origin. These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

•	Bathroom Scales

•	Food Scales

•	Points Calculators

•	Pedometers

•	Cookbooks

•	Member Awards (e.g., charms for achieving weight loss goals)

•	Fitness Products (e.g., activity monitoring devices)

•	Member Program Materials (e.g., weekly guides and journal)

•	Marketing Materials (e.g., guides for eating out)

•	Meeting Room Forms (e.g., supply order forms)

•	Magazines

The Company’s Process

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding 3TG minerals in its supply chain. This good faith RCOI was reasonably designed to determine whether any such 3TG minerals originated in the Covered Countries and whether such 3TG minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of such 3TG minerals. The Company’s due diligence measures were based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

The Company’s supply chain with respect to the Covered Products involves third parties, and in some cases, several third parties, in the supply chain between the ultimate manufacture of the Covered Products and the original sources of 3TG minerals. The Company does not purchase 3TG minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of 3TG minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of 3TG minerals are best situated to identify the sources of 3TG minerals, and therefore has taken steps to identify the applicable smelters and refiners of 3TG minerals in the Company’s supply chain.

The Company contracted with a third party vendor, Source Intelligence (“SI”), to help collect and store the information gathered from the RCOI and due diligence efforts. The Company first provided SI a list of all Tier 1 suppliers it had determined to be “in-scope” based on the Rule (the “Suppliers”) and at least one method of contact for each of the Suppliers. An introductory email from the Company to all Suppliers describing the 3TG minerals information request and identifying SI as a partner in the process was followed by an email from SI containing a link for Supplier registration on the SI on-line platform. In an effort to facilitate a deeper understanding of the 3TG minerals program and to educate Suppliers as to why the information was being requested, Suppliers were also informed that the SI platform contained information regarding the Rule and frequently asked questions (FAQs) concerning 3TG minerals tracing.

Suppliers were asked to complete SI’s on-line survey version of the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (“EICC-GeSI Template”) or upload a previously completed EICC-GeSI Template to identify 3TG minerals smelters and refiners and associated countries of origin. Where a Tier 1 Supplier was unable to provide an EICC-GeSI Template or other information about 3TG minerals smelters or refiners in its supply chain, SI requested information on its suppliers of products or components which might require 3TG minerals for their functionality or production. These Tier 2 suppliers were then contacted and asked to provide smelter and refiner information. All Suppliers were asked to complete the EICC-GeSI Template on a product-level basis, and multiple follow-up telephone calls and e-mails by SI and the relevant Company supply chain contact were made to Suppliers who did not respond to registration requests or did not provide the requested information. Contacted Suppliers were offered assistance, including further information about 3TG minerals, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Throughout the process, information collected regarding the use of 3TG minerals and their origin was assessed for plausibility, consistency, and gaps both in terms of which products contained or did not contain 3TG minerals (or used such minerals in their production) as well as the origin of those minerals. Any such “Signal Flags” raised during the assessment, such as a Supplier stating no 3TG minerals were contained in a product or product category that was likely to have such minerals present, were clarified by Supplier follow-up.

In order to identify the specific mine or location of origin of 3TG minerals, SI reviewed the information provided by Suppliers via the EICC-GeSI Templates regarding mine names and locations for smelters and refiners, and aggregated such information where a single smelter or refiner was shown to have multiple countries of origin. Where possible, this information was augmented based on SI’s internet research and/or engagement via telephone or email with smelters and refiners directly.

Based on the information obtained pursuant to the RCOI and due diligence process, the Company does not have sufficient information with respect to the Covered Products to determine the country of origin of 3TG minerals related to the Covered Products.

The Company supports the Rule’s goal of preventing armed groups in the Covered Countries from benefitting from the sourcing of 3TG minerals from that region. Consistent with that, the Company also adopted a statement outlining its views on 3TG minerals in its global product portfolio, which can be found on the Company’s website at www.weightwatchersinternational.com under the Conflict Minerals tab of the Corporate Responsibility section of such website.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary 3TG minerals contained in or used in the production of the Company’s products benefit armed groups in the Covered Countries:

•	Continue to assess the presence of 3TG minerals in its supply chain by leveraging any information provided by Suppliers in response to 3TG minerals information requested on its behalf by SI;

•	Review and revise, if necessary, educational materials for Suppliers engaged in the RCOI and due diligence process to ensure they understand the content and reasoning of the 3TG minerals information being sought; and

•	Continue to review and refine, if necessary, the RCOI and due diligence efforts in order to reinforce Supplier engagement.

Certain of the matters discussed in this Report, including, in particular, efforts to mitigate risks that 3TG minerals used in the Company’s products could directly or indirectly finance or benefit armed groups in the Covered Countries, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions concerning future events. These statements are subject to risks, uncertainties, assumptions and other important factors. Readers are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied. The reports filed by the Company pursuant to United States securities laws contain discussions of these risks and uncertainties. The Company assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised to review the Company’s filings with the United States Securities and Exchange Commission (which are available from the SEC’s EDGAR database at www.sec.gov, at various SEC reference facilities in the United States and via the Company’s website at www.weightwatchersinternational.com).